April 23, 2025

Lu Liu
Chief Executive Officer
Keemo Fashion Group Limited
69 Wanke Boyu, Xili Liuxin 1st Rd
Nanshan District, Shenzhen
Guangdong 518052, China

       Re: Keemo Fashion Group Limited
           Form 10-K for Fiscal Year Ended July 31, 2024
           Filed October 10, 2024
           File No. 333-267967
Dear Lu Liu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services